EXHIBIT 99.1

Equinox Gold Completes Construction of Phase 1 Castle Mountain Mine

VANCOUVER, BC, Sept. 17, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report that construction of the Phase 1 mine at its Castle Mountain Gold Mine in California is complete, irrigation of the leach pad is underway and first gold pour is expected in Q4-2020.

Equinox Gold commenced construction of the Phase 1 mine at Castle Mountain on October 30, 2019. Construction is complete with no lost-time incidents. Photos of the Phase 1 mine are included at the end of this news release. Equinox Gold commenced pre-production mining in early June and has stacked more than 1.4 million tonnes of ore on the leach pad to date. Commissioning of the plant is in the final stages and irrigation of the leach pad commenced on September 16, 2020. Loaded carbon from Castle Mountain will be processed in the carbon stripping and smelting plant at the Company's Mesquite Mine, 200 miles south in California, resulting in increased operating efficiencies for both mines.

Christian Milau, CEO of Equinox Gold, commented: "Castle Mountain will be Equinox Gold's seventh producing gold mine in the Americas and our second operating mine in California. We expect Castle Mountain to be a long-life flagship asset for Equinox Gold, bringing significant benefits to our workforce, shareholders, local communities and San Bernardino County."

The 100%-owned Castle Mountain Phase 1 mine is a fully permitted, run-of-mine heap leach operation processing around 12,700 ore tonnes per day. Phase 1 is expected to produce on average 45,000 ounces of gold annually. The Company is completing a feasibility study for the potential Phase 2 expansion, which is expected to average 200,000 ounces of gold annually. The Phase 2 feasibility study is targeted for completion in Q4-2020.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Figure 1 - Castle Mountain Phase 1 heap leach pad (background) and processing facility (foreground)

Figure 2 - Mining ore from the open pit

Figure 3 - Stacking ore on leach pad

Figure 4 - New carbon-in-columns plant

Figure 5 - Barren and pregnant solution tanks and containment area

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things the potential for a Phase 2 expansion at Castle Mountain, the strategic vision for the Company and expectations regarding the Company's growth potential. Forward-looking statements or information generally identified by the use of the words "will", "will be", "expected", "expect", "targeted", "clear path", "potential", and similar expressions and phrases or statements that certain actions, events or results "may", "could", "should", "will be taken" or "be achieved", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the Company's ability to continue operating its mines as expected, to resolve the blockade at Los Filos and to achieve its production and cash flow projections; prices for gold remaining as estimated; development and expansion programs at Los Filos, Castle Mountain and Santa Luz being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's operations, development and growth plans; the results of exploration programs; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; all necessary permits, licenses and regulatory approvals being received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. The Company's exploration, development, operating and growth plans do not account for any possible adverse effects of the COVID-19 pandemic to the Company's business and results of operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal regulations and restrictions relating to mining and development activities including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 for the year-ended December 31, 2019 and its Annual Information Form dated May 13, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:36e 17-SEP-20